EXHIBIT (a)(8)
You are invited to attend this meeting on Friday to discuss the treatment of your Stock Options, RSUs, and/or PBRSUs in connection with the acquisition by Convergys. Attached is a form letter discussing the treatment of an employee’s prior equity awards, which will include an exhibit summarizing the treatment of the employee’s equity awards. We are sending the attached letter to each of you at your home address or by interoffice mail, depending upon your work location, with an attached equity grant summary to discuss your specific equity grants. Please join us for a discussion of this important subject.